UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-35043

GREAT PANTHER MINING LIMITED

(Translation of registrant's name into English)

1330 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  ] Form 20-F     [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SUBMITTED HEREWITH

Exhibit 99.1 to this report on Form 6-K furnished to the SEC is hereby incorporated by reference into the Registration Statement on Form F-10 of Great Panther Mining Limited (File No. 333-258604), as amended and supplemented (the “Registration Statement”), and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished, and Exhibit 99.2 and Exhibit 99.3 are hereby incorporated by reference as exhibits to such Registration Statement.

Exhibits

99.1	News Release dated February 11, 2022
99.2	Consent of Robert F. Brown, P. Eng.
99.3	Consent of Mohammad Nourpour, P. Geo.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER MINING LIMITED

/s/ Robert Henderson
______________________________________
Robert Henderson
President and CEO

Date: February 11, 2022